Exhibit 2.3

MANAGEMENT’S DISCUSSION AND ANALYSIS (AS RESTATED)

Lithium Americas Corp.

REPORT FOR THE TEN-MONTH PERIOD ENDED DECEMBER 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at January 3, 2014 and is intended to assist the reader to assess material changes in financial condition and results of operations of Lithium Americas Corp. (“Lithium Americas” or the “Company”) as at, and for the ten month period ended December 31, 2012. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and associated notes for the restated ten month period ended December 31, 2012 and the restated year ended February 29, 2012.

The financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”).  All amounts are expressed in thousands of Canadian dollars, unless otherwise identified, and except for share and per share amounts.

Change in Year-End

On October 12, 2012, the Company changed its financial year-end date from February 28 to December 31.  This change was made to conform to a more standardized industry and calendar basis.  For further information on the details of this change, please refer to the Notice of Change in Year End report filed by the Company on SEDAR.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains statements which may be considered forward-looking. Such statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update those statements if these beliefs, estimates and opinions or other circumstances should change except as required by applicable securities laws.  Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, fluctuations in the currency markets (including Canadian and U.S. dollars and the Argentine peso), changes in national and local governments, legislation, taxation, controls, regulations, and political or economic developments in Canada and Argentina or other countries in which the Company may carry on business in the future; operating or technical difficulties in connection with exploration activities; risks and hazards associated with the business of mineral exploration and development (including environmental hazards or industrial accidents); risks relating to the credit worthiness or financial condition of suppliers and other parties with whom the Company does business; inadequate insurance or inability to obtain insurance to cover these risks and hazards and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Argentina; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with operational inputs and labour; the speculative nature of mineral exploration, including the risks of obtaining necessary licenses, permits and approvals from government authorities; business opportunities that may be presented to, or pursued by the Company; the Company’s ability to successfully integrate acquisitions; challenges to, or difficulty in maintaining, the Company’s title to properties; and the factors identified in the Company’s annual information form dated March 28, 2013 and other risk factors discussed or referred to in this MD&A.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  Investors are cautioned against attributing undue certainty to forward-looking statements.

COMPANY OVERVIEW

Lithium Americas is a Canadian-based resource company focused on the exploration and evaluation of lithium, potassium, and other mineral resources in Argentina.  The Company was incorporated on April 28, 2009 and became publicly traded on May 13, 2010.  The Company trades on the Toronto Stock Exchange under the symbol “LAC”.  All of the Company’s exploration and evaluation properties are currently located in Argentina.  The Company has two wholly-owned subsidiaries, Minera Exar S.A. (“Minera”), which is incorporated under the laws of Argentina, and 2265866 Ontario Inc., which is incorporated under the laws of the province of Ontario.  The Company holds its rights to the exploration and evaluation properties through Minera.

The Company’s principal and most advanced property (the “Cauchari-Olaroz Lithium Project”) comprises a significant portion of two adjacent Argentinean salars (or salt lakes), Cauchari and Olaroz, covering 83,104 hectares (“ha”) located in the Puna Plateau. The Puna Plateau is the most prolific lithium brine region globally. In total, Lithium Americas controls a land package totalling 165,353 ha in this prolific region.

In June 2012, the Company announced the results of a National Instrument 43-101 compliant Feasibility Study  (“FS”) for the Cauchari-Olaroz Lithium Project (please refer to Operational Developments below).  According to available industry data, and to the best of Lithium Americas’ knowledge, the resource estimate contained in the Company’s Cauchari-Olaroz Lithium Project is the third largest lithium brine resource in the world.  The FS also identifies that Lithium Americas’ battery grade lithium carbonate operating costs are expected to be one of the lowest in the industry, and significantly lower than hard rock lithium projects.  The Company believes it can develop the Cauchari-Olaroz Lithium Project into a world-class lithium producer in both size and quality.

INDUSTRY

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment, and pharmaceuticals.  However, it is the battery industry that is expected to drive the majority of future growth for lithium. Specifically, it is the continued growth of small format batteries for cell phones, laptops, digital cameras and hand held power tools, that is expected to be augmented by the transportation industry’s electrification of bicycles, motorcycles, automobiles, buses, and boats using lithium-ion battery technology, that has some industry observers forecasting the demand for lithium carbonate to more than double by the year 2020.  Large format batteries for grid-scale storage are also expected to contribute to the significant increase in lithium demand.

The global supply of lithium is currently dominated by four companies.  Three of the companies (SQM, Rockwood Lithium and FMC) produce lithium from brines.  Each of these three companies have brine operations in the Puna Plateau, with Rockwood Lithium also having a brine operation in the United States.  The fourth company, Talison Lithium, supplies lithium concentrate from minerals (hard rock) found in Australia.  According to industry sources, the cost of producing lithium carbonate from brines is substantially less than producing lithium carbonate from hard rock.

Supply of lithium carbonate is expected to increase in the next 12 to 24 months as several new lithium producers complete project construction.

SIGNIFICANT EVENTS

Operational Developments

During the ten months ended December 31, 2012, and as of the date of this MD&A, the Company announced the following significant developments associated with its principal property:

December 2012 — Received Final Decree, Approving the Development of its Cauchari-Olaroz Lithium Project

The Company announced that it received final project approval for the construction of its Cauchari-Olaroz Lithium Project.  Upon the recommendation of the Committee of Experts, the Jujuy Government executed the final decree, through the joint resolution of the Production Minister and Secretary to the Government, which approved the development of Lithium Americas’ Cauchari-Olaroz Lithium Project.  Such approval included water use permitting, confirmation of mining licences in good standing, environmental approval for lithium and potash production, and all other permits required to start project construction.

November 2012 — Received Committee of Experts Project Approval

The Company announced that it received approval for the construction of its Cauchari-Olaroz Lithium Project from the Committee of Experts of the province of Jujuy.  The Committee of Experts is tasked with assessing the impact and benefits to the province of Jujuy of any proposed lithium project.

Committee of Experts’ approval was granted following the Company entering into a letter of intent (“LOI”) with Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”).  JEMSE is the government of Jujuy’s mining investment company, involved in the development of mining projects in the province of Jujuy.  The LOI with JEMSE, whereby JEMSE will acquire an 8.5% equity interest in the Cauchari-Olaroz Lithium Project, provides Lithium Americas with valuable management services in order to develop its world class lithium project.  These management services include:

•                  Liaison with the national customs authorities to facilitate import of all the necessary equipment and components, primary materials and/or necessary services for the development of the project and the export of products

•                  Liaison with the governing bodies of the province of Jujuy and the municipality of Susques

•                  Liaison with the authorities of the Republic of Argentina’s Central Bank to facilitate the import and export of currency

•                 JEMSE to obtain a list of local providers such that the Company can make an appropriate selection based on their qualifications.  Priority will be given to local providers to ensure quality, opportunity, price and local participation on the basis of the project schedule, financial requirements, and best practices

JEMSE will be required to cover its pro rata share of the financing requirements for the construction of the Cauchari-Olaroz Lithium Project.  These funds will be loaned to JEMSE by Lithium Americas and will be repayable out of one-third of the dividends to be received by JEMSE over future years from the Cauchari-Olaroz Lithium Project.  The distribution of dividends to JEMSE and other shareholders in the project will only commence once all commitments related to the project and debt financing are met.

The terms of the JEMSE LOI with Lithium Americas are comparable to a similar agreement entered into between JEMSE and another Jujuy-based lithium development company.  A most favoured nations clause ensures that, should JEMSE reach an agreement with any other lithium company on terms that are more favourable than those in Lithium Americas’ agreement, those more favourable terms will automatically apply to Lithium Americas’

agreement with JEMSE.  A definitive agreement with JEMSE is expected to be executed at the time that project financing is obtained.

August 2012 — Received Recommendation of Approval of Environmental Impact Statement

The Company announced that the Provincial Environmental Agency of Jujuy Province, Argentina (“UGAM”) has recommended approval of the Environmental Impact Statement (“EIS”) for the construction of the Company’s Cauchari-Olaroz Lithium Project.  Lithium Americas has previously obtained definitive mining title as well as secured long term land use agreements with the five aboriginal communities on which its Cauchari-Olaroz Lithium Project reserve estimate was calculated and its project to be built.

Following the UGAM recommendation for approval, the EIS is now being reviewed by the Provincial Committee of Experts for submission to the Governor of Jujuy for final construction approval.  This is the only remaining administrative step required to be fully permitted to build and operate the Company’s Cauchari-Olaroz Lithium Project.

July 2012 — Filed Definitive Feasibility Study

The Company announced that its National Instrument 43-101 compliant FS for its Cauchari-Olaroz Lithium Project was filed on SEDAR.

June 2012 — Announced Definitive Feasibility Study Results

The Company announced the results of its FS, which was prepared by independent engineering firm ARA WorleyParsons (“ARAWP”), hydrogeologic modelling expert AquaResource, a division of Matrix Solutions Inc., (“AQR”), and hydrogeology expert Groundwater Insight (“GWI”).  The FS builds upon the Company`s Preliminary Economic Assessment (“PEA”), prepared by ARAWP and GWI and filed on SEDAR in May 2011.  According to the reserve estimate outlined in the FS, Lithium Americas’ Cauchari-Olaroz Lithium Project has proven and probable reserves sufficient to operate at a production rate of up to 40,000 tonnes per annum (“TPA”) of lithium carbonate and up to 80,000 TPA of potash for 40 years, which would include an initial five year ramp-up period.

The reserve and resource estimate for the Cauchari-Olaroz Lithium Project is summarized in the tables below for both lithium and potassium.  The reserve and resource estimates are expressed relative to a lithium grade cut-off of > 354 milligrams per litre (“mg/L”), which was identified as a brine processing constraint.

Lithium Reserve and Resource Summary

Description	mg/L	Lithium (tonnes)	Lithium Carbonate (tonnes)	Brine (m³)
Proven Reserves	679	37,000	197,000	5.50 x 10[7]
Probable Reserves	665	477,000	2,517,000	7.16 x 10[8]
Updated Measured Resource	630	576,000	3,039,000	9.14 x 10[8]
Updated Indicated Resource	570	1,650,000	8,713,000	2.89 x 10[9]

Potassium Reserve and Resource Summary

Description	mg/L	Potassium (tonnes)	Potash (tonnes)	Brine (m³)
Proven Reserves	5,483	302,000	576,000	5.50 x 10[7]
Probable Reserves	5,395	3,863,000	7,378,000	7.16 x 10[8]
Updated Measured Resource	5,156	4,714,000	9,003,000	9.14 x 10[8]
Updated Indicated Resource	4,753	13,755,000	26,271,000	2.89 x 10[9]

The FS assumes the project is built in two stages, with each stage consisting of a 20,000 TPA lithium carbonate facility and a 40,000 TPA potash facility.  The second stage is not expected to commence until 2018 and it will be the subject of a separate study to be undertaken by the Company.  Stage 2 is expected to improve the already robust project financials for stage 1, as outlined in the FS.  No estimated financial results associated with stage 2 are included in the FS results.

The FS calculates a base case pre-tax net present value (“NPV”) of US$738 million, assuming an 8% discount rate, and an after-tax NPV of US$464 million.  The base case pre-tax Internal Rate of Return (“IRR”) is 23% and after-tax IRR is 20%.  The FS estimates cash operating costs for lithium carbonate at US$1,876 per tonne, or US$1,332 per tonne if expressed on a net cash operating cost basis (ie. if the cash operating margin benefits of potash are deducted from the cash operating costs of lithium carbonate, which is customary in the mining industry when reporting the costs of the main product vs. the by-product).  The FS estimates initial capital costs associated with lithium carbonate production to be US$269 million, and initial capital costs associated with potash production to be US$45 million.

The FS results indicate that Lithium Americas is expected to have one of the largest and lowest cost lithium operations in the industry.

Corporate Developments

During the ten months ended December 31, 2012, and as of the date of this MD&A, the following corporate initiatives were implemented:

Waldo Perez formally stepped down as President and CEO, and as a Director, at the Company’s annual general meeting on June 25, 2013.  John Kanellitsas, a Director of the Company, was appointed Interim President and CEO.  Mr. Kanellitsas is the Chief Operating Officer of Geologic Resource Partners, LLC (“Geologic”).  Geologic is the manager of several investment funds focused on metals and mining sectors and is the largest shareholder of Lithium Americas.  Given Mr. Kanellitsas’ appointment, the Board formally dissolved the Executive Committee established in November 2012 for the purpose of overseeing the process of soliciting financing proposals for the development of the Company’s Cauchari-Olaroz Lithium Project.  That activity is now being performed by Mr. Kanellitsas and Mr. Hodgson (the Company’s Executive Chairman).  Both Mr. Kanellitsas and Mr. Hodgson were members of the Executive Committee.

Franco Mignacco, also a Director of the Company, was appointed Vice Chairman of Lithium Americas, and President of Minera Exar, LAC’s operating subsidiary in Argentina.  Mr. Mignacco and his family are major shareholders of Lithium Americas, owning approximately 6% of the Company’s shares outstanding.  A respected business leader in Jujuy, Argentina, where he resides, Mr. Mignacco played an instrumental role in obtaining the final government permits required to commence construction of the Company’s Cauchari-Olaroz Lithium Project. In assuming the role of Vice Chairman of Lithium Americas, and President of Minera Exar, Mr. Mignacco will continue to oversee relations with the government and the local communities, and will oversee the Cauchari-Olaroz Lithium Project’s development through the construction phase.

January 2013 — Delisted from OTCQX

The Company’s primary public listing is on the Toronto Stock Exchange, where it began trading on May 13, 2010.  In an effort to increase trading volumes, specifically from United States based retail investors, the Company obtained a listing on the OTCQX (an over-the-counter exchange in the United States) on June 21, 2011.  Based on an analysis of its trading volumes on the OTCQX, the Company decided to delist from the OTCQX effective January 2, 2013.

November 2012 — Created Executive Committee to Oversee Financing Proposals

Given the economic value of the Company’s Cauchari-Olaroz Lithium Project, as reflected in the Company’s FS filed in July 2012, Lithium Americas received several new expressions of interest in financing its project, in addition to the agreements that the Company already has with its strategic investors.  In order to better manage these project financing discussions, Lithium Americas created an Executive Committee of the Board to oversee the process of soliciting financing proposals for the development of the Company’s Cauchari-Olaroz Lithium Project, and to oversee discussions with current and prospective strategic partners.  The Executive Committee is comprised of John Kanellitsas (Committee Chair), Constantine Karayannopoulos, and Tom Hodgson (Executive Chairman of the Company), supported by Company CEO Waldo Perez.  The Executive Committee is assisted in this effort by Scotia Capital, acting as Lithium Americas’ financial advisor.

October 2012 — Changed Fiscal Year End

The Company changed its fiscal year-end date from February 28 to December 31.  This change was made to conform to a more standardized industry and calendar basis.

RESULTS OF OPERATONS

While the Company holds rights to exploration properties located on several salt lakes in Argentina, the Company has only spent resources to explore and develop the Cauchari-Olaroz Lithium Project (with the majority of the Company’s resources contained on the Cauchari salt lake).  As such, the Cauchari-Olaroz Lithium Project is currently the Company’s only significant project.  The Company began exploration activities on the Cauchari-Olaroz Lithium Project in 2009.  Exploration and / or development activities continued into 2012, leading up to the announcement in June 2012 of a FS.  According to available industry data, and to the best of Lithium Americas’ knowledge, the resource estimate contained in the Company’s Cauchari-Olaroz Lithium Project is the third largest lithium brine resource in the world.  The FS also identifies that Lithium Americas’ battery grade lithium carbonate operating costs are expected to be one of the lowest in the industry.  In addition to completing a FS in June 2012, the Company announced in December 2012 that it received final project approval for the construction of the Cauchari-Olaroz Lithium Project.  As such, the Company has completed all exploration and development activities, as well as obtained the necessary permits, required in order to commence construction of the Cauchari-Olaroz Lithium Project.

The following table provides an itemized breakdown of the property rights, exploration and evaluation expenditures associated with the Cauchari-Olaroz Lithium Project for the restated ten month period ended December 31, 2012, with comparative information for the restated year ended February 29, 2012, as well as comparative information for the life-to-date of the project.  This table reflects cash expenditures made by the Company during the relevant period, before reflecting any current or accumulated exchange rate adjustments related to fluctuations in the value of the Argentine peso.  As such, the opening and closing balances for property rights, exploration and evaluation expenses do not balance with the Company’s published consolidated statements of financial position (where the carrying values do reflect accumulated foreign exchange adjustments), but a detailed reconciliation of the relevant figures is as shown in note 7of the Company’s audited consolidated financial statements for the restated ten month period ended December 31, 2012.  For reference, the carrying value of property rights, exploration and evaluation costs as reflected in the Company’s consolidated statements of financial position for the restated ten months ended December 31, 2012, are recorded immediately below the table.

Cauchari-Olaroz Lithium Project

Property Rights, Exploration and Evaluation Expenses

	Dec 31, 2012	Feb 29, 2012	Life-to-Date
	(As Restated)	(As Restated)	(As Restated)
	($000’s)	($000’s)	($000’s)

Opening Cash Expenditures Balance	42,849	28,971	0

Cash Expenditures Made In Period
Property Payments	725	1,542	6,048

Exploration Costs:
- Drilling, Road Construction & Trenching	0	0	11,466
- Salaries & Social Contributions	0	0	3,532
- Food & Lodging	0	0	3,290
- Technical Studies	0	0	1,403
- Other Exploration Costs	0	0	1,742
Total Exploration Costs	0	0	21,432

Development Costs:
- Engineering	2,189	5,884	10,305
- Operations	1,494	3,133	5,467
- Geology	723	2,554	3,774
- Other Development Costs	352	765	1,306
Total Development Costs	4,758	12,336	20,852

Total Cash Expenditures Made in Period	5,483	13,878	48,332

Closing Cash Expenditures Balance	48,332	42,849

Property Rights, Exploration and Evaluation Costs
Opening Net Asset Carrying Value Balance	38,759	27,852
Cash Additions	5,483	13,878
Net FX On Opening Balance Throughout the Period	(971)	(2,723)
FX on Additions	(394)	(248)
Closing Net Asset Carrying Value Balance	42,877	38,759

Given the Company has identified a large resource, it is not actively looking to obtain additional properties.  As such, future property payments are likely to be made simply to satisfy current obligations based on a deferred payment schedule.  As per the Contractual Obligations table on page 15, future property payments are expected to be approximately US$630.

Consistent with the disclosure made by the Company in its FS in June 2012, all expenditures within the ten months ended December 31, 2012 and the year ended February 29, 2012, have been classified to development costs.  No further exploration costs are expected in the foreseeable future as the Company has completed the exploration phase of its project.

Engineering costs are a major component of the work required in order to prepare a PEA and a FS.  They include the costs associated with external consultants such as ARAWP, AQR, and GWI.  Given the Company has completed its PEA and its FS, engineering costs are expected to decrease going forward until the Company has secured sufficient funding to move forward with the Cauchari-Olaroz Lithium Project.  The Company will continue to incur engineering expenses as it continues to employ engineers to refine the lithium carbonate manufacturing process while it works on securing project financing.  However, given the Company has limited access to capital, it frequently evaluates cost cutting opportunities and will continue to make decisions based on the best interest of the Company at that point in time.  As such, future engineering costs are difficult to predict at this time.

Operations costs are also a significant component of the work required in order to prepare a PEA and a FS.  They include the costs associated with external consultants in order to assist in the construction of the Company’s pilot plant, and they also include the costs required to maintain the Company’s pilot plant, evaporation ponds, and production wells.  Given the Company’s pilot plant is complete, the use of external consultants has significantly decreased in the restated ten months ended December 31, 2012 versus the comparative period.  As such, operations costs in the current period are significantly lower than the comparative period.  However, the Company continues to maintain these facilities while it works on securing project financing.  As such, operations costs are expected to remain at levels similar to those incurred during the restated ten months ended December 31, 2013.  However, given the Company has limited access to capital, it frequently evaluates cost cutting opportunities and will continue to make decisions based on the best interest of the Company at that point in time.  As such, future operations costs may be lower in the future.

Given the robust project economics identified in the FS, the Company’s plan for the Cauchari-Olaroz Lithium Project is to construct the required facilities in order to achieve commercial production of battery grade lithium carbonate.  Detailed steps and timeline for construction of the project are identified in the Company’s FS, which is filed on SEDAR.  However, the first step in achieving this plan is to secure the financing required in order to construct the project.  Since December 2012, the Company’s primary focus has been to secure project financing.  As of the date of this MD&A, the Company continues to be in the project financing stage.  The Company is currently in discussions with potential strategic and financial partners in order to secure sufficient funding to move forward with the Cauchari-Olaroz Lithium Project.  However, the certainty, structure, size and timing of such funding is currently unknown.  The Company has previously identified its goal of achieving commercial production of battery grade lithium carbonate during the year 2016.  While the Company’s plan is still to achieve commercial production of battery grade lithium carbonate, given the uncertainty regarding the structure, size, and timing of the project financing efforts, the Company believes it will likely need to review and revise the timing assumptions, and possibly the scope assumptions, of the project, when and if project financing is finalized.  No detailed engineering has been conducted to date.

As such, as it relates to the status of the project relative to the plan, it is important to keep in mind that Lithium Americas started as an exploration company.  Therefore, the initial plan was to explore mineral properties with the goal of identifying a project that could ultimately be put into commercial production.  The funds raised by the Company to date have been used with that goal in mind.  Fortunately, the Company was able to identify a large lithium resource, and a FS has identified robust project economics.  As such, the Company has achieved its initial plan.  Given the achievement of its initial plan, the Company is now focussed on maximizing shareholder value by trying to put the project into commercial production.  The expenditures made by the Company to date have no relation to the expenditures required to construct the project.  As such, the Company is now at the beginning stage of its new plan to construct the project, and the first step in achieving this new plan is to secure project financing.  If and when project financing is obtained, the Company will disclose the anticipated timing and costs to construct the project.

The Company changed its fiscal year-end from February 28 to December 31, effective December 31, 2012.

In the course of the preparation of the Company’s consolidated financial statements for the ten month period ended December 31, 2012, management identified historical errors in the accounting for foreign exchange gains and losses associated with its consolidation elimination entries, along with errors in the classification of foreign exchange amounts within the consolidated statement of cash flows.  As such, management conducted a review of the errors in order to record adjustments, and as a result, the Company has restated its consolidated financial statements for the year ended February 29, 2012 and for the Company’s previously reported consolidated financial statements. As a result of investigating unusual foreign exchange fluctuations in the September 30, 2013 interim condensed consolidated financial statements, management identified historical errors in the accounting for property rights, exploration and evaluation costs.  Specifically, foreign exchange amounts were incorrectly capitalized to property rights, exploration and evaluation costs.  In addition, certain amounts related to foreign exchange were incorrectly classified within the statement of cash flows.  As such, management conducted a review of the errors in order to record adjustments, and as a result the Company has restated its consolidated financial statements for the ten month period ended December 31, 2012 and the year ended February 29, 2012.  Note 18 in the Company’s consolidated financial statements for the restated ten month period ended December 31, 2012, more fully describes the impact of the restatement on the Company’s previously reported consolidated financial statements.

For purpose of the following discussion and analysis, the results compare the restated ten month period ended December 31, 2012 with comparative information for the restated year ended February 29, 2012, and the restated year ended February 28, 2011.The following table sets out selected financial information for the Company and should be read in conjunction with the Company’s restated audited consolidated financial statements as at, and for the ten months ended December 31, 2012, and the restated audited financial statements as at, and for the year ended February 29, 2012.

	As at:
	Dec 31, 2012	Feb 29, 2012	Feb 28, 2011
	(As Restated)	(As Restated)	(As Restated)
	($000’s)	($000’s)	($000’s)
Assets
Current Assets	1,063	7,796	25,910
Total Assets	45,432	48,010	54,516
Liabilities
Current Liabilities	2,005	2,511	1,422
Non-Current Financial Liabilities	3,000	—	—
Total Liabilities	5,005	2,511	1,422
Working Capital (i)	(942)	5,285	24,488
Equity
Issued Capital	56,506	56,444	53,772
Reserves	4,237	5,077	7,910
Deficit	(20,316)	(16,022)	(8,588)
Total Equity	40,427	45,499	53,094

(i) Current Assets less Current Liabilities

	Dec 31, 2012	Feb 29, 2012	Feb 28, 2011
	(10 months)	(12 months)	(12 months)
	(As Restated)	(As Restated)	(As Restated)
	($000’s)	($000’s)	($000’s)
Net interest income (expense)	(54)	209	194
Foreign exchange gains (losses)	4	(12)	354
Employee benefits expense	(1,468)	(1,830)	(1,025)
Professional fees	(469)	(616)	(639)
Administrative expenses	(1,102)	(1,743)	(1,511)
Consulting expenses	(194)	(537)	(335)
Share-based payment expense	(662)	(1,556)	(2,656)
Depreciation expense	(349)	(387)	(288)
Finance costs	—	(962)	—
Loss for the period	(4,294)	(7,434)	(5,906)
Loss per share, basic and fully diluted	(0.06)	(0.10)	(0.09)
Weighted average number of shares outstanding	77,278,481	77,215,982	68,811,632
Total comprehensive loss for the period	(5,763)	(11,695)	(9,522)

RESULTS OF OPERATIONS

For the restated ten months ended December 31, 2012, the Company recorded a loss of $4,294 ($0.06 per share) compared to a loss of $7,434 ($0.10 per share) for the restated year ended February 29, 2012 and a loss of $5,906 ($0.09 per share) for the restated year ended February 28, 2011.

Net interest expense was $54 for the restated ten months ended December 31, 2012, compared to net interest income of $209 for the restated year ended February 29, 2012, and net interest income of $194 for the restated year ended February 28, 2011.  This is attributable to the fact that the Company’s cash balance decreased, and the Company is now in a net borrowing position, as it incurred the necessary exploration and development expenditures in order to complete its FS.

Foreign exchange gain was $4 for the restated ten months ended December 31, 2012, compared to a foreign exchange loss of $12 for the restated year ended February 29, 2012, and a foreign exchange gain of $354 for the restated year ended February 28, 2011.  In the normal course of business, the Company undertakes transactions denominated in foreign currencies, primarily the United States of America dollar and the Argentine peso.  Fluctuations in the exchange rates of these currencies result in foreign exchange gains or losses.

Employee benefits expense was $1,468 for the restated ten months ended December 31, 2012, compared to $1,830 for the restated year ended February 29, 2012, and $1,025 for the restated year ended February 28, 2011.  The differences in employee benefits expense during these reporting periods reflects the fact that the number of individuals the Company employs fluctuates based on its stage of exploration and / or development.

Professional fees were $469 for the restated ten months ended December 31, 2012, compared to $616 for the restated year ended February 29, 2012, and $639 for the restated year ended February 28, 2011.  The difference is largely attributable to comparing a ten month reporting period to a twelve month reporting period.

Administrative expenses were $1,102 for the restated ten months ended December 31, 2012, compared to $1,743 for the restated year ended February 29, 2012.  Factors attributing to this variation include comparing a ten month reporting period to a twelve month reporting period, and a decrease in the participation at conferences and trade shows and the resulting savings on travel and meal costs.  The difference between the restated year ended February 29, 2012 and the restated year ended February 28, 2011 is primarily attributable to more travel related to participation in conferences and trade shows.

Consulting expenses were $194 for the restated ten months ended December 31, 2012, compared to $537 for the restated year ended February 29, 2012.  The variation is primarily attributable to the Company engaging fewer consultants. The difference between the restated year ended February 29, 2012 and the restated year ended February 28, 2011 is primarily attributable to the use of more consultants.

Share-based payment expense was $662 for the restated ten months ended December 31, 2012, compared to $1,556 for the restated year ended February 29, 2012, and $2,656 for the restated year ended February 28, 2011. Share-based payment expense is a non-cash expense and represents the estimated fair value of stock options vested during the period.  Fair value is determined by using the Black-Scholes option pricing model.  Share-based payment expense varies period to period based on a number of factors including the number of stock options granted, the value of stock options granted, vesting provisions, and the amortization schedule of previously granted stock options.

Finance costs were $962 for the restated year ended February 29, 2012, compared to $nil in both the restated ten months ended December 31, 2012 and the restated year ended February 28, 2011.  The finance costs are attributable to the Company issuing 2,000,000 warrants, in January 2012, to lenders associated with a $10 million stand-by credit facility.  The value of these warrants on issue amounted to $962.  The Company did not complete any financing arrangements during the ten months ended December 31, 2012 or the year ended February 28, 2011 that would result in financing costs being incurred.

No analysis of fourth quarter financials between current period and prior period has been provided given the Company changed its financial year-end date.

SUMMARY OF QUARTERLY RESULTS

($000’s)

The following table provides a comparison of the consolidated statement of loss for each of the quarters ended:

	Dec 31, 2012	Aug 31, 2012	May 31, 2012	Feb 29, 2012	Nov 30, 2011	Aug 31, 2011	May 31, 2011	Feb 28, 2011
	As restated
Net interest income (expense)	(63)	(4)	13	29	41	62	77	27
Foreign exchange gains (losses)	1	(19)	22	19	(5)	(29)	3	145
Employee benefits expense	(720)	(378)	(370)	(606)	(371)	(512)	(342)	(433)
Professional fees	(197)	(141)	(131)	(144)	(148)	(167)	(157)	(203)
Administrative expenses	(415)	(308)	(379)	(586)	(256)	(468)	(433)	(506)
Consulting expenses	(69)	(52)	(73)	(60)	(135)	(237)	(105)	(115)
Share-based payment expense	(189)	(193)	(280)	(346)	(259)	(587)	(364)	(405)
Depreciation expense	(129)	(109)	(111)	(98)	(105)	(97)	(87)	(88)
Finance costs	—	—	—	(962)	—	—	—	—

Loss for the period	(1,781)	(1,204)	(1,309)	(2,754)	(1,238)	(2,035)	(1,408)	(1,578)

The following table provides a comparison of administrative expenses for each of the quarters ended:

	Dec 31, 2012	Aug 31, 2012	May 31, 2012	Feb 29, 2012	Nov 30, 2011	Aug 31, 2011	May 31, 2011	Feb 28, 2011
	As restated
Stock transfer and exchange	26	31	56	20	19	(6)	57	9
Bank charges and stamp duties	11	17	10	10	9	47	54	199
Travel and business development	142	114	191	150	113	262	185	206
Office expenses	20	63	25	22	(28)	57	24	21
Insurance	17	16	13	37	13	16	14	19
Rent	29	44	40	30	27	27	16	16
Other	170	23	44	317	103	65	83	36

TOTAL	415	308	379	586	256	468	433	506

LIQUIDITY AND CAPITAL RESOURCES

The Company has completed all exploration and development activities, as well as obtained the necessary permits, required in order to commence construction of the Cauchari-Olaroz Lithium Project.  Since December 2012, the Company’s primary focus has been to secure project financing.  As of the date of this MD&A, the Company continues to be in the project financing stage.  The Company is currently in discussions with potential strategic and financial partners in order to secure sufficient funding to move forward with the Cauchari-Olaroz Lithium Project.  However, the certainty, structure, size, and timing of such funding is currently unknown.  As such, until the Company completes a financing arrangement, it does not have sufficient funds available in order to further progress development activities.

Until project financing is secured, the Company has implemented appropriate cost cutting initiatives in order to preserve its cash balance.  However, the Company continues to expend working capital during the project financing phase. At December 31, 2012, the Company had $1.0 million in cash and cash equivalents and negative working capital of $0.9 million.  The Company has a $10.5 million stand-by credit facility, which is available to finance its current or future operations.  At December 31, 2012, the Company has drawn $3 million on the line of credit.  Subsequent to December 31, 2012, the Company drew down an additional $6.5 million on its stand-by credit facility.  As such, the Company has drawn $9.5 million from its $10.5 million credit facility at the date of this MD&A.  The Company is currently reliant on this stand-by credit facility to meet its financial obligations.  The stand-by credit facility is due to be repaid on January 6, 2015.  The Company incurred $5.5 million in exploration and evaluation expenses on the Cauchari-Olaroz Lithium Project for the restated ten month period ended December 31, 2012.

The Company has limited capital resources and has to rely upon the sale of its equity and/or debt securities for cash required to fund existing obligations and ongoing operating and development expenditures.  Since the Company does not expect to generate any revenues in the near future, it must continue to rely upon the sale of its equity and/or debt securities to raise capital.  There can be no assurance that the Company will be successful in obtaining the required financing or that such financing will be available on terms acceptable to the Company. In addition, any future financing may also be dilutive to existing shareholders of the Company.  Failure to obtain such financing could result in an indefinite postponement of the project and may materially and adversely affect the Company’s financial condition and liquidity.

The circumstances that could affect the Company’s ability to secure equity and/or debt financing that are reasonably likely to occur are, without limitation, as follows:

(a)                                 the state of capital markets generally;

(b)                                 changes in the supply and demand and prevailing market prices for industrial metals, in particular that of lithium and potassium;

(c)                                  the development and commercial acceptance of lithium based applications;

(d)                                 changes in laws, regulations and political conditions and currency fluctuation.

The Company does not have any commitments for capital expenditures as at the date hereof.  The Company has previously identified its goal of achieving commercial production of battery grade lithium carbonate during the year 2016.  While the Company’s plan is still to achieve commercial production of battery grade lithium carbonate, given the uncertainty regarding the size and timing of the Company’s project financing efforts, the Company believes it will likely need to review and revise the timing assumptions, and possibly the scope assumptions, of the project, when and if project financing is finalized.

Obligations

The following table sets out the Company’s obligations to maintain property rights as at December 31, 2012:

	Payments Due by Period (In thousands of USD)
Contractual Obligations	Total	Less than 1 year	1-5 years	After 5 years (1)
Property Payment Obligations (2)	630	490	140	0
	300(3)	300(3)
	+ 200 per annum(4)	+ 200 per annum (4)	+ 200 per annum(4)	+ 200 per annum(4)

Royalties	+ 3% Net Profit Interest on Commercial Production(5)		+ 3% Net Profit Interest on Commercial Production(5)	+ 3% Net Profit Interest on Commercial Production(5)
Aboriginal Communities (6)	6,275	96	317	5,862
	7,205	886	457	5,862
Total Contractual Obligations	+ 200 per annum(4)	+ 200 per annum(4)	+ 200 per annum(4)	+ 200 per annum(4)

	+ 3% Net Profit Interest on Commercial Production(5)		+ 3% Net Profit Interest on Commercial Production(5)	+ 3% Net Profit Interest on Commercial Production(5)

Notes:

(1)         Feasibility Study assumes project life until end of year 2054.

(2)         Property payment obligations are only required to the extent that the Company wishes to maintain its exploration rights, or purchase usufruct options, to the specific property subject to the corresponding agreement.

(3)         One time payment due upon beginning of construction of the Cauchari-Olaroz Lithium Project.

(4)         Annual royalty in respect of the Cauchari-Olaroz Lithium Project expiring in May 2041.

(5)         Annual royalty commencing at commercial production stage of the Cauchari-Olaroz Lithium Project.  At any time, the Company can cancel the royalty in exchange for a one-time payment of US$7 million.

(6)         In January 2012, the Company signed agreements with five aboriginal communities located on the Cauchari-Olaroz properties. Under the terms of the agreements, the Company will pay pre-determined fees upon signing of the agreements, approval of the EIS, as well as annual fees over the term of the agreements.  The agreements range in term from 5 years to 30 years.  The chart above assumes the agreements will be extended for the life of the project (assumed to be until 2054) at the current annual fees and exchange rates.

OFF-BALANCE SHEET ARRANGEMENTS

As at the date hereof, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

TRANSACTIONS WITH RELATED PARTIES

During the ten month period ended December 31, 2012, the Chief Executive Officer and director of the Company received $206 (February 29, 2012 - $382) in cash compensation and $124 (February 29, 2012 - $329) in share-based compensation.  The Chief Executive Officer also had an ownership position in a company that received a financial surety from Minera Exar.

During the ten month period ended December 31, 2012, the current and former Chief Financial Officers of the Company received $287 (February 29, 2012 - $416) in cash compensation and $87 (February 29, 2012 — $121) in share-based compensation.

During the year ended February 29, 2012, a partner of the Company’s primary legal counsel, Gowling Lafleur Henderson LLP, became an officer of the Company.  During the ten month period ended December 31, 2012, the Company incurred legal fees of $393 (February 29, 2012 - $317) of which $92 are included in due to related parties (February 29, 2012 - $53).

During the ten month period ended December 31, 2012, the Company contracted a construction company, Magna Construcciones, whose agent is a director of the Company, for $12 (February 29, 2012 - $400) of which $2 are included in due to related parties (February 29, 2012 - $5). These transactions were in the normal course of business and were measured at the exchange amount established and agreed to by the related parties.

In January 2012, the Company secured a $10,000 stand-by credit facility from a syndicate of shareholders:  Geologic Resource Partners LLC, Pinetree Capital Ltd., and PowerOne Capital Markets Limited.  In August 2012, PowerOne Capital Markets Limited assigned half of their interest in the credit facility to 2215211 Ontario Inc. (another shareholder of the Company).  At December 31, 2012, the Company has drawn $3,000 on the credit facility.

Due to related parties

($000’s)

	As at:
	Dec 31, 2012	Feb 29, 2012	Feb 28, 2011
Due to key management personnel and directors	553	51	230
Gowling Lafleur Henderson LLP	92	53	—
Magna Construcciones	2	5	144
Due to credit facility lenders	75	—	—
Total due to related parties	722	109	374

Compensation of key management personnel and directors

($000’s)

	For the year ended:
	Dec 31, 2012	Feb 29, 2012	Feb 28, 2011
Short-term benefits	954	1,094	665
Termination payments	98	100	—
Share-based payments	698	1,556	2,217
Total compensation of key management personnel	1,750	2,750	2,882

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the consolidated annual financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Mineral properties

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned, or written down, where appropriate.  The Company’s accounting policy is to capitalize exploration costs consistent with IFRS and applicable guidelines for exploration stage companies.  The policy is consistent with other exploration companies which have not established Mineral Reserves objectively.  An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability that Mineral Reserves can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established.  Management of the Company is of the view that its current policy is appropriate for the Company at this time.  Based on annual impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down charged to operations.  A write-down may be warranted in situations where a property is to be sold or abandoned; or exploration activity ceases on a property due to unsatisfactory results or insufficient available funding.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is recognized so as to write off the cost of assets less their residual values over their useful lives, using the straight line method.  The estimated useful lives, residual values and depreciation method are reviewed at each year end, with the effect of any changes in estimate accounted for on a prospective basis.

Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.  The determination of the fair value of equity-settled share-based payment transactions is calculated using the Black-Scholes option-pricing model.

Equity-settled share-based payment transactions related to services provided by contractors are measured at the fair value of the services received.  If the services cannot be measured reasonably the transaction is measured at the fair value of the equity instrument issued.

FINANCIAL INSTRUMENTS

The Company’s financial instruments and liabilities consist of cash and cash equivalents, accounts payable and accrued liabilities, and long-term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these instruments approximates their carrying value.

Foreign currency risk management

Cash and cash equivalents comprise of cash at banks and on hand, and short term money market instruments with an original maturity of three months or less, which are readily convertible into a known amount of cash. As at December 31, 2012, the cash and cash equivalents balance was $1.0 million (February 29, 2012 - $7.3 million). The Company’s cash and cash equivalents are denominated in the following currencies:

	As at:
	Dec 31, 2012	Feb 29, 2012	Feb 28, 2011
	$	$	$
Denominated in Canadian dollars	874	6,849	25,179
Denominated in Argentine pesos	71	386	531
Denominated in United States of America dollars	20	79	92
Cash and cash equivalents	965	7,314	25,802

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed by maintaining low levels of foreign currencies and related obligations. The carrying amounts of the Company’s foreign currency denominated assets and monetary liabilities in Canadian dollars are:

	As at:
	Dec 31, 2012		Feb 29, 2012		Feb 28, 2011
	$	$	$	$	$	$
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Argentine pesos	81	958	762	524	546	709
United States of America dollars	20	117	79	96	92	162

Based on the above balances, had the Canadian dollar strengthened/weakened by 5% against the Argentine peso, the Company’s net loss would have been $44 lower/higher (February 29, 2012 - $12 higher/lower).  If the Canadian dollar strengthened/weakened by 5% against the United States of America dollar, the Company’s net loss would have been $5 lower/higher (February 29, 2012 - $1 lower/higher).

Interest rate risk management

The Company’s overall exposure to the risk of changes in market interest rates relates primarily to its bank balances.  At present rates, the impact on interest income is minimal.

Credit risk management

The Company’s main credit risk arises from its cash on deposit with banks.  The Company limits its counterparty credit risk on its deposits by dealing only with financial institutions with high credit ratings.

OUTSTANDING SHARE, WARRANT AND OPTION DATA

On a diluted basis, 86,928,151 common shares would have been outstanding as at January 3, 2014, if all of the warrants and share options had been exercised.

	Weighted
	average
	exercise price
	($)	Outstanding
Common shares outstanding	N/A	77,308,481
Stock options	1.24	7,519,670
Warrants	1.63	2,100,000
Balance as at January 3, 2014		86,928,151

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company is required to review and report on the effectiveness of its disclosure controls and procedures (“DC&P”) in accordance with National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings”, (“NI 52-109”) issued by the Canadian Securities Administrators. NI 52-109 requires a Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to certify that they are responsible for establishing and maintaining DC&P for the issuer, that DC&P have been designed and are effective in providing reasonable assurance that material information relating to the issuer is made known to them, that they have evaluated the effectiveness of the issuer’s DC&P and that their conclusions about the effectiveness of those DC&P at the end of the period covered by the relevant annual filings have been disclosed by the issuer.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met.  Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues within a company have been detected.  In addition, the design of any system of control is based upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all future events, no matter how remote, or that the degree of compliance with the policies or procedures may not deteriorate.  Accordingly, the Company’s DC&P are effective in providing reasonable, not absolute, assurance that the objectives of its disclosure control system have been met.

Internal Controls over Financial Reporting

NI 52-109 also requires CEOs and CFOs to certify that they are responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) for the issuer, that the ICFR have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS, and that the issuer has disclosed any change in its internal controls during its most recent interim period that has materially affected, or is reasonably likely to materially affect, its ICFR.

The design and operating effectiveness of the Company’s ICFR were evaluated by Management in accordance with “Internal Controls over Financial Reporting — Guidance for Smaller Public Companies”, as published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and NI 52-109, as at December 31, 2012.

Assessment of DC&P and ICFR

Based on the re-evaluation of the Company’s DC&P and ICFR as at December 31, 2012, the CEO and CFO concluded that the Company’s DC&P and ICFR were ineffective.

As a result of reviewing unusual foreign exchange fluctuations in the September 30, 2013 unaudited condensed interim consolidated financial statements, management identified historical errors in the accounting for property rights, exploration and evaluation costs. Specifically, foreign exchange amounts were capitalized to property rights, exploration and evaluation costs. In addition, certain amounts related to foreign exchange were incorrectly classified within the statement of cash flows.

The Company corrected the errors identified. It described the issue identified in its press release dated December 19, 2013.  It has restated its consolidated financial statements for the 10 month period ended December 31, 2012, the year ended February 29, 2012 and the nine month period ended September 30, 2013.  Note 18 in the Company’s consolidated financial statements for the restated 10 months ended December 31, 2012 and restated year ended February 29, 2012 summarizes the impact of the restatement adjustments on the Company’s previously reported consolidated financial statements.

Management reviewed its DC&P and ICFR procedures and have updated them to include additional operational and oversight procedures to prevent similar errors. Management is in the process of engaging a specialist to have its updated procedures assessed for its design and operating effectiveness.  Management believes that the errors have been identified and corrected, however has initiated a detailed review of its statements to identify any further matters that warrant the Company’s attention.

RISKS AND UNCERTAINTIES

Exploration, development and mining of mineral resources involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its business and, once in production, profitability and levels of operating cash flows. Although the Company assesses and seeks to mitigate these risks by careful management of its activities, resources and employing qualified personnel, these risks cannot be eliminated. Such risks include but are not limited to the business, mining and country risks discussed below.

Business Risk Factors

The off-take options held by Symatec and Mitsubishi may not be exercised and the Company may not be able to enter into similar off-take agreements on similar terms or otherwise secure project financing on commercially reasonable terms

Each of Symatec and Mitsubishi have an option to enter into an off-take agreement with the Company.  The exercise of the off-take agreements are conditional on the off-take option holders maintaining certain minimum equity positions in the Company and providing financing, at terms that are favourable to the Company, necessary to bring properties of the Company that are subject to the off-take agreements into commercial production.  There is no guarantee that either Symatec or Mitsubishi will maintain such minimum equity positions in the Company or exercise their off-take options. Should either or both of Symatec or Mitsubishi not exercise their off-take option, the Company may not be able to enter into similar off-take agreements on similar terms or otherwise secure project financing on commercially reasonable terms.  A failure to secure replacement off-take agreements may have a material adverse effect on the ability of the Company to fund future operations, including bringing its properties into production.

Supply and demand for lithium and potassium and prices thereof are subject to fluctuations beyond the control of the Company

The Company’s ability to explore and attempt to establish Mineral Reserves, develop the Company’s properties and create revenues, if any, are expected to be in large part derived from the sale of lithium and to a lesser extent potassium. The price of lithium and potassium has fluctuated widely in recent years and is affected, and is expected to be affected in the future, by factors beyond the control of the Company including, but not limited to, changes in demand for such minerals due to, in part, development and commercial acceptance of lithium based applications and technologies and competing technologies, introduction of new technologies that may not be based on lithium, international economic and political trends, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economies, interest rates, global and local economic health and trends, speculative activities and changes in the supply of such minerals due to changes in production output by existing producers, new mine developments and mine closures, as well as advances in various production technologies for such minerals.  All of these factors, among others, will have an impact on the viability of the Company’s exploration projects that are impossible to predict with certainty.

The Company has no operating history or history of earnings and does not have a track record of taking its projects into production

The Company has no operating history or history of earnings, and there is no assurance that the Company’s properties or any other properties it may acquire or obtain hereafter will generate any earnings, operate profitably or provide a return on investment in the future.  Also, putting a project into production requires substantial planning and expenditures and the Company does not yet have a sustained track record of taking its projects into production.

The Company has limited sources of future financing and there are no assurances that future funding will be available for further exploration and development, or if available, that it will be on favourable terms

The Company has limited financial resources and has no source of operating income.  There is no assurance that future funding will be available to the Company for further exploration and development of the Company’s properties.  There is no assurance that the Company will be able to obtain sufficient financing in the future on favourable terms or terms acceptable to it.  The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.  Failure to obtain additional financing on a timely basis may cause the Company to postpone or abandon exploration and development of the Company’s properties, forfeit its rights to the Company’s properties or reduce or terminate its operations.

Title to the Company’s properties may be challenged, impugned or revoked or be subject to undetected defects, which may result in the loss of all or a portion of the Company’s rights or interests

Although the Company has exercised customary due diligence with respect to determining title to the Company’s properties, there can be no assurance that the Company’s rights or interests in and to the Company’s properties will not be challenged, impugned or revoked.  The Company’s rights or interest in and to the Company’s properties may be subject to prior unregistered agreements or transfers or indigenous land claims and title may be affected by undetected defects.  If title defect exists, it is possible that the Company may lose all or a portion of its rights or interest in and to the Company’s properties.  Until competing rights or interest to the Company’s properties have been determined, there is no assurance as to the validity of the Company’s rights or interest to the Company’s properties.  In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties, and the title to its mineral properties may also be impacted by state action.

The Company competes with many companies with greater financial resources and technical facilities

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial resources and technical facilities.  This competition could adversely affect the Company’s ability to acquire labour and equipment for its operations.

The Company is dependent on the performance of its directors, management and staff and the loss of the services of these persons could have a materially adverse effect on the Company’s business and prospects

The success of the Company is currently largely dependent on the performance of its directors, officers and employees.  The loss of the services of these persons could have a materially adverse effect on the Company’s business and prospects.  There is no assurance the Company can maintain the services of its directors, officers, employees or other qualified personnel required to operate its business.  Failure to do so could have a materially adverse effect on the Company and its prospects.

Insiders of the Company may be subject to conflicts of interest

Most of the directors and officers of the Company are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other entities, and situations may arise where these directors and officers will be in direct competition with the Company.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (Ontario).  Some of the directors and officers of the Company are or may become directors or officers of other entities engaged in other business ventures.  In order to avoid the possible conflict of interest which may arise between the directors and officers’ duties to the Company and their duties to the other entities they are involved, the directors and officers of the Company have been advised the following by the Company:

(a)                                 participation in other business ventures offered to the directors or officers should be allocated between the various entities and on the basis of prudent business judgment and the relative financial abilities and needs of such entities to participate;

(b)                                 no commissions or other consideration will be paid to such directors and officers; and

(c)                                  business opportunities formulated by or through other entities in which the directors and officers are involved should not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

Mining Risk Factors

Projections contained in the Company’s Feasibility Study may not be achieved

There are many risks and unknowns inherent in all lithium and potash projects and the economic feasibility of the Company’s Cauchari-Olaroz Lithium Project is based on many factors including: the accuracy of resource and reserve estimates; recoveries of lithium and potash; capital and operating costs; the future prices of lithium and potash; the ability to secure appropriate financing to develop such projects; and the issuance and maintenance of necessary governmental permits.  The Cauchari-Olaroz Lithium Project has no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop any new project is considerable and changes in capital and/or operating costs or construction schedules can affect project economics.  It is possible that actual capital and/or operating costs may increase significantly and economic returns may differ materially from the Company’s estimates or that prices of lithium and/or potash may decrease significantly or that the Company could fail to obtain the satisfactory governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed either on its original timing or at all.  It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Mineral Reserve and Resource estimates may prove inaccurate

The mineral reserve and resource figures referred to herein or in documents filed by the Company from time to time on SEDAR at www.sedar.com are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably.  There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  In addition, there can be no assurance that lithium and/or potash recoveries in small scale on-site tests will be duplicated during production.  Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its reserve estimates from time to time or may render the Company’s reserves uneconomic to exploit.  Reserve data are not indicative of future results of operations.  If the Company’s actual mineral reserves and mineral resources are less than current estimates or if the Company fails to develop its resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected.  Evaluation of reserves and resources occurs from time to time and they may change depending on further hydrogeological interpretation, drilling results and mineral prices.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The category of inferred resource is the least reliable resource category and is subject to the most variability. Until mineral reserves and resources are actually mined and processed, the quantity of mineral reserve and resource grades must be considered as estimates only.

Actual production from brine-recovery projects may be less than in situ grades or quantities

Similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume/grade-based estimates.  In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow.  A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials.

The aboriginal communities located on the Cauchari-Olaroz properties may not honour the current surface access agreements with Minera which would affect property access and renewal of environmental permits

Minera has entered into five agreements for surface access with the aboriginal communities located on the exploitation area of the Cauchari-Olaroz Lithium Project.  Should any of the aboriginal communities decide not to honour such agreements, Minera would be required to enforce its statutory access rights under the provisions of the Argentinean Mining Code; however this would be a disruptive and potentially costly process.  In addition, lack of surface access agreements with local communities could affect the renewal of the EIS.

The success of other properties, in the region or elsewhere, is not an accurate indication of the likelihood of success of the Company’s properties

The successful development and production of neighbouring or contiguous properties, or of other lithium properties, whether in the region or elsewhere in the world, are not an accurate indicator of the likelihood of successful development and production of the Company’s properties.

The Company may not be able to acquire additional mineral properties

The Company’s only material property assets are the Cauchari-Olaroz properties.  If the Company loses, abandons or otherwise disposes of its interest in all or part of the Cauchari-Olaroz properties, there is no assurance that it will be able to acquire any other mineral properties of merit.

The Company will be subject to risks that are not insurable and should such risks arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

The Company will be subject to environmental and safety regulations and there could be significant adverse consequences to the Company arising from changes to such regulations or noncompliance therewith

The Company’s operations may be subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations which would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner that means standards are stricter, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.  The Company intends to comply fully with all environmental regulations.

Such operations and exploration activities are also subject to substantial regulation under applicable laws by governmental agencies.  There can be no assurance, however, that such laws and regulations will not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company will be required to obtain permits or maintain them in good standing and comply with various other government regulations and there could be significant adverse consequences to the Company arising from not obtaining such permits or not complying with such government regulations, including curtailing or prohibiting from commencing or continuing with mining operations, or proceeding with any future exploration or development of the Company’s properties or other properties the Company may acquire in the future

The current and future operations of the Company may require permits or maintaining them in good standing from various governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters.  There is no assurance that the Company will be able to obtain all necessary permits or maintain them in good standing and approvals that may be required to undertake exploration activity or commence construction or operation of lithium extraction facilities on the Company’s properties or any other properties the Company may acquire in the future.  To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from commencing or continuing with mining operations, or proceeding with any future exploration or development of the Company’s properties or other properties the Company may acquire in the future.

Costs of environmental remediation are uncertain and may have a material adverse effect on the Company’s financial condition and results of operations

The actual costs of remediation are uncertain and planned expenditures may differ from the actual expenditures required. It is not possible to determine the exact amount that will be required to complete remediation activities, and the amount that the Company is required to spend could be materially different than current estimates.  Environmental bonds or other forms of financial assurance represent only a portion of the total amount of money that will be spent on remediation over the life of a mine’s operation.  Although the Company includes estimated remediation costs in its mining plans, it may be necessary to revise the planned expenditures and the operating plan for the Company’s properties in order to fund required remediation activities.  Any additional amounts required to be spent on remediation may have a material adverse affect on the Company’s financial condition and results of operations.

Argentinean Risk Factors

The Company’s exploration and proposed mining activities are in Argentina and are subject to the risks of political and economic instability associated with this country

Argentina has, from time to time, experienced economic or political instability.  The Company may be materially adversely affected by risks associated with conducting exploration and mining activities in Argentina, including: political instability and violence; war and civil disturbance; acts of terrorism; expropriation or nationalization; inequitable treatment of non-domiciled companies; changing fiscal regimes; fluctuations in currency exchange rates; high rates of inflation; underdeveloped industrial and economic infrastructure; and unenforceability of contractual rights.

Argentinean regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards.  In addition to factors such as those listed above, the Company’s mineral exploration and potential future mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety.  Regardless of the economic viability of the Company’s interest in the Company’s properties, and despite being beyond the Company’s control, such factors may prevent or restrict mining of some or all of any deposits which the Company may find on the Company’s properties.

In May 2012, the government of Argentina re-nationalized Yacimientos Petrolíferos Fiscales (“YPF”), the country’s largest oil and gas company.  There can be no assurance that the government of Argentina will not nationalize other businesses operating in the country, including the business of the Company.

Provincial governments of Argentina have considerable authority over exploration and mining in their province and there are Argentinean provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces.  The current provincial government of Jujuy Province, where the Cauchari-Olaroz properties are situated, is supportive of the exploration and mining industry, however such situation may change in the future. Some provincial governments, including Jujuy, where the Company’s project is situated, are moving to acquire an interest in mining projects through provincially owned mining corporations or otherwise.  The Company and JEMSE, the Jujuy government’s mining corporation, have entered into a binding memorandum of understanding whereby JEMSE will own 8.5% of Minera and is to pay for this interest from dividends from future profits from operations.

Argentina has, in the past, and is currently enduring a period of high inflation which could increase the Company’s operating costs relating to work carried out on the Company’s properties.  The Company also plans to purchase certain supplies and retain the services of various companies in Argentina to meet its future business plans.  It may be difficult to find or hire qualified people in the mining industry who are situated in Argentina or to obtain all of the necessary services or expertise in Argentina or to conduct operations on its projects at reasonable rates.  If qualified people and services or expertise cannot be obtained in Argentina, the Company may need to seek and obtain those services from people located outside of Argentina which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Argentina.  In addition, Argentina’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.  If a dispute arises regarding the Company’s interest to the Company’s properties, the Company cannot rely on Canadian legal standards in defending or advancing its interests.

There may be difficulties in conducting business through a foreign subsidiary and any limitation on the transfer of cash or other assets between the Company and the Argentinean subsidiary or the perception that such limitation may exist now or in the future, could have an adverse impact on the Company’s valuation and the price of its Common Shares

The Company conducts its business through an Argentinean subsidiary.  Any limitation on the transfer of cash or other assets between the Company and the Argentinean subsidiary or the perception that such limitation may exist now or in the future, could have an adverse impact on the Company’s valuation and the price of its common shares.

The Company is exposed to U.S., Canadian and Argentinean currency fluctuations which may have a negative impact on the Company’s financial results; the Argentinean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future

The Argentinean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future.  The Company transacts and expects to continue to transact a significant portion of its business in Canadian Dollars and United States Dollars.  The United States Dollar is the currency of the primary economic environment in which the Company will operate and the Canadian Dollar is the Company’s functional currency for financial statement reporting.  A significant portion of the Company’s costs are related to the Argentinean peso and a significant portion of sales are anticipated to be transacted in United States Dollars.  Therefore, an increase or decrease in exchange rates among the Canadian Dollar, United States Dollar and/or Argentinean peso would affect the Company’s cost of production and revenues.  As a result, fluctuation in the exchange rate of such currencies, and any other currency in which the Company will operate, may affect the Company’s business, financial condition and results of operations.

The closest port for the Company’s potential production for export is located in Chile

The Company’s Cauchari-Olaroz Lithium Project has highway access to the world’s primary lithium brine export port of Antofagasta in Chile.  As a result, the Company could potentially export lithium products through the Antofagasta port.  However, the Company’s ability to export from this port is subject to any tariffs, border restrictions or other impediments that may exist or be established between the Argentinean and Chilean border.  If the Company’s access to the Antofagasta port is restricted, and/or the Company is forced to export through alternative ports in Argentina, its transportation costs may materially increase and its results of operations may be materially adversely affected.

The Cauchari and Olaroz salt lakes are not subject to reservoir management rules

There are no unitization or reservoir management rules governing the salt lakes on which the Company’s Cauchari-Olaroz Lithium Project is situated or on any of the other salt lakes at which the Company holds mining or exploration permits.  Unitization is the joint, coordinated operation of a reservoir by all the owners of rights in the separate tracts overlying the reservoir.  Without unitized operation of the reservoir, the “rule of capture” results in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour.  As a result, the lack of unitization and reservoir management rules on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production.

OTHER INFORMATION

Roger Kelley (Chem. Eng.) a “Qualified Person” under National Instrument 43-101, has reviewed and approved the technical content of this document.  Additional information about the Company can be found on the Company`s website at www.lithiumamericas.com or at www.sedar.com under the Company`s profile.